HARRIS WILLIAMS PRIMARY FUND PLACEMENT, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2025

CONTENTS

OMB APPROVAL
OMB Number: 3235-0123 Expires: Nov. 30, 2026 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-66464

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Harris Williams Primary Fund Placement LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2820 Selwyn Avenue, Suite 550
(No. and Street)

Charlotte	NC	28209
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Jason Hart	804-877-6124	jhart@harriswilliams.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Forvis Mazars, LLP
(Name – if individual, state last, first, and middle name)

4350 Congress St., Suite 900	Charlotte	NC	28209
(Address)	(City)	(State)	(Zip Code)

10/16/2003	686
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jason Hart _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Harris Williams Primary Fund Placement LLC _____, as of 12/31 _____, 2 025 ___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____
Chief Financial Officer

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Forvis Mazars, LLP
4350 Congress Street, Suite 900
Charlotte, NC 28209
P 704.367.7020 | F 704.367.7760
forvismazars.us



Report of Independent Registered Public Accounting Firm

Board of Directors
Harris Williams Primary Fund Placement, LLC
Charlotte, North Carolina

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Harris Williams Primary Fund Placement, LLC (the "Company") as of December 31, 2025, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Forvis Mazars, LLP

We have served as the Company's auditor since 2022.
Charlotte, North Carolina
February 25, 2026

HARRIS WILLIAMS PRIMARY FUND PLACEMENT, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2025

ASSETS

Cash and cash equivalents	$	6,000
TOTAL ASSETS	$	6,000

MEMBER'S EQUITY

MEMBER'S EQUITY:		6,000
TOTAL MEMBER'S EQUITY	$	6,000

The accompanying notes are an integral part of these financial statements.

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization and Merger

Harris Williams Primary Fund Placement LLC (the "Company") was formed on January 9, 2004, in the State of Delaware as Alphalink Partners, LLC. On September 2, 2004, the original members assigned their interests to a sole member, Aqueduct Capital Holdings, LLC. The Company changed its name to Aqueduct Capital Group, LLC on February 23, 2006, and subsequently changed its name to Harris Williams Primary Fund Placement, LLC in advance of the merger described below.

The Company was registered with the Securities and Exchange Commission ("SEC") as a broker-dealer and was a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company operated as an alternative asset placement agent with offices across the United States, facilitating capital-raising for alternative asset fund managers. The Company did not carry customer accounts and did not receive, deliver, or hold cash or securities in connection with its customers.

On August 1, 2025, the Company was acquired by PNC Bank, N.A. PNC Bank, N.A elected not to apply pushdown accounting when the Company was acquired, and the Company's assets and liabilities were held at historical cost until December 1, 2025.

On December 1, 2025 (the "Effective Date"), the Company merged with and into Harris Williams LLC (SEC ID: 8-53380), an entity under the common control of PNC Bank, N.A. Harris Williams LLC is the surviving entity.

Harris Williams LLC, which does business as Harris Williams, is a broker-dealer organized in the Commonwealth of Virginia, subject to the regulations of the SEC and FINRA. Harris Williams is an investment banking firm that provides mergers and acquisitions and private capital advisory services.

In connection with the merger, the Company ceased its primary business activities. Substantially all assets and liabilities of the Company were transferred to Harris Williams LLC, with the exception of $6,000 in cash retained in a FINRA flex-funding account. This amount is being held to ensure compliance with the Company's minimum net capital requirement of $5,000 and its 120% early warning threshold under SEC Rule 15c3-1, pending the effectiveness of its Form BDW filing with FINRA to formally withdraw its broker-dealer registration.

The Statement of Changes in Member's Equity reflects the transfer of the Company's net assets, less the cash retained for regulatory purposes, to Harris Williams LLC in consummation of the merger.

Basis of Accounting:

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Accounting standards that have been issued or proposed by the FASB or other standard-setting bodies are not expected to have a material impact on the Company's financial condition, results of operations or cash flows.

Segment Reporting

Prior to the merger and cessation of its primary business activities on December 1, 2025, the Company was engaged in a single line of business as a securities broker-dealer, which was comprised of acting as a placement agent, marketing private placement securities. The Company identified its CEO as the chief operating decision maker ("CODM"), who used net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM used excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constituted a single operating segment and therefore, a single reportable segment, because the CODM managed the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment were the same as those described in the summary of significant accounting policies.

Cash and Cash Equivalents:

For the purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

$6,000 in cash is retained in a FINRA flex-funding account. This amount is being held to ensure compliance with the Company's minimum net capital requirement of $5,000 and its 120% early warning threshold under SEC Rule 15c3-1, pending the effectiveness of its Form BDW filing with FINRA to formally withdraw its broker-dealer registration.

NOTE 2 - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires broker-dealers to maintain minimum net capital and restricts the payment of dividends or withdrawal of equity if such actions would reduce net capital below specified thresholds. The rule also requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1 (with the "applicable exchange" additionally limiting dividend/capital withdrawals if the ratio would exceed 10 to 1).

As of December 31, 2025, the Company maintained a residual cash balance of $6,000 to comply with the minimum net capital requirement of $5,000 and its 120% early warning threshold pending formal withdrawal of its broker-dealer registration following the merger with Harris Williams LLC.

The small residual cash is being held in a FINRA flex-funding account exclusively to meet the minimum net capital requirement and may only be released once regulatory withdrawal is complete. The Company no longer engages in business operations, and no new liabilities or additions to net capital are anticipated.

NOTE 3 - INCOME TAXES

The Company is not subject to income taxes. The member reports its distributive share of realized income or loss on its own tax return. However, the Company does file tax returns in which it recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes.*

Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances, and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. The Company is no longer subject to federal, state, or local tax examinations by authorities for years before 2017.

NOTE 4 - COMMITMENTS AND CONTINGENT LIABILITIES

The Company had no underwriting commitments, no contingent liabilities, and had not been named as a defendant in any lawsuit as of December 31, 2025 or during the year then ended.

NOTE 5 - LONG-TERM DEBT

The Company had no long-term debt on its balance sheet during 2025.

NOTE 6 -   BENEFITS

The Company participated in a 401(k)-profit sharing plan covering substantially all its employees until the December 1, 2025 merger Effective Date. Former employees of the Company continue to participate in the 401(k)-profit sharing plan of Harris Williams LLC.

NOTE 7 -   GUARANTEES

FASB ASC 460, *Guarantees,* requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability, or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others. The Company has issued no guarantees effective as of December 31, 2025, or during the year then ended.

NOTE 8 -   SUBSEQUENT EVENTS

On January 31, 2026, the SEC approved the Company's Form BDW application, formally withdrawing its registration as a broker-dealer. As a result, the regulatory capital requirements described in Note 2 ceased to apply.

Other than the acceptance of Form BDW, no additional events requiring disclosure were identified through the issuance date of these financial statements.